UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2015

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 23, 2015, announcing STMicroelectronics’ 2015 second quarter and first half financial results.

PR No. C2786C

STMicroelectronics
Reports 2015 Second Quarter and First Half Financial Results

•	Second quarter net revenues and gross margin improved sequentially to $1.76 billion and 33.8%, respectively
•	Distribution channel sales increased to 33% of net revenues in the second quarter
•	Free cash flow positive swing of $244 million to $94 million in the first half of 2015*

Geneva, July 23, 2015 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the second quarter and first half ended June 27, 2015.

Second quarter net revenues totaled $1.76 billion, gross margin was 33.8% and net income was $35 million.

“Our second quarter performance was substantially in line with our expectations in terms of revenues, gross margin, operating margin and free cash flow generation,” commented Carlo Bozotti, President and CEO of STMicroelectronics.

“More specifically, our microcontroller business enjoyed further expansion of the STM32 ultra-low-power families into Internet of Things, mobile and industrial applications; our Analog, MEMS and Sensors business benefited from our diversified offering, including microphones and touchscreen controllers, into large customers; sales in Industrial, Power and Discrete were fueled by discrete and power transistor products for mobile and industrial markets, and our Automotive business enjoyed good traction in advanced safety systems with premium car makers as well as in 32-bit microcontrollers. Our Digital Products revenues were stable on a sequential basis with growth in ASICs.”

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(*)Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q2 2015	Q1 2015	Q2 2014
Net Revenues	1,760	1,705	1,864
Gross Margin	33.8%	33.2%	34.0%
Operating Income (Loss), as reported	12	(19)	98
Net Income (Loss) attributable to parent company	35	(22)	38

Non-U.S. GAAP* Before impairment and restructuring (Million US$)	Q2 2015	Q1 2015	Q2 2014
Operating Income (Loss)	33	10	118
Operating Margin	1.9%	0.6%	6.3%

Second Quarter Review

ST’s second quarter net revenues increased 3.2% on a sequential basis to $1.76 billion. Most of the product groups posted sequential growth with AMS increasing 7.0%, IPD up by 4.2%, MMS up by 3.8% and APG up by 1.0%. DPG net revenues were flat sequentially.

All regions grew sequentially led by Japan & Korea up 7.5% and Americas up by 4.6%, followed by EMEA and Greater China & South Asia up 2.9% and 1.6%, respectively.

On a year-over-year basis, net revenues decreased 5.6% with most groups contributing to the decrease.  Net revenues, excluding negative currency effects and mobile legacy products, decreased 1.1% year-over-year with growth in AMS and MMS, and APG substantially flat.

Second quarter gross profit was $595 million and gross margin was 33.8%, at the midpoint of ST’s outlook range. Gross margin improved 60 basis points sequentially, mostly reflecting favorable currency effects, net of hedging, product mix and lower unused capacity charges. On a year-over-year basis, gross margin decreased by 20 basis points mainly due to price pressure and the catch-up from previous periods of the industrialization funding in the year-ago quarter of approximately 90 basis points, partially offset by favorable currency effects, net of hedging, and manufacturing efficiencies.

Combined R&D and SG&A expenses totaled $599 million compared to $591 million in the first quarter and $626 million in the year-ago quarter. On a sequential basis, combined R&D and SG&A expenses increased 1.4% mainly due to a higher number of days in the second quarter and one-time R&D expenses partially offset by favorable currency effects, net of hedging, and the initial savings from the EPS restructuring plan.

Second quarter other income and expenses, net, registered income of $37 million mainly due to R&D funding, compared to $35 million in the first quarter and $110 million in the year-ago quarter including $100 million related to the catch-up funding following the European Union approval of the Nano2017 R&D program at that time.

Impairment, restructuring and other related closure costs for the second quarter were $21 million, compared to $29 million in the first quarter and were principally related to the EPS cost savings program, announced in October 2014, which the Company will complete in July 2015.  In the year-ago period, impairment, restructuring and other related closure costs were $20 million.

Operating margin before impairment and restructuring was a positive 1.9% in the 2015 second quarter compared to a positive 0.6% in the prior quarter*.

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(*)Operating income (loss) before impairment and restructuring and operating margin before impairment and restructuring are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Income tax benefit includes a one-time income of $32 million associated with the remeasurement of a local tax provision. Reflecting this benefit, second quarter net income was $35 million, or $0.04 per share compared to a net loss of $22 million, or $(0.03) per share in the prior quarter and net income of $38 million, or $0.04 per share in the year-ago quarter. On an adjusted basis, ST reported non-U.S. GAAP net income per share of $0.06 in the second quarter, excluding impairment and restructuring charges, compared to net income of $0.01 and $0.11 per share in the prior and year-ago quarter, respectively.*

For the second quarter of 2015, the effective average exchange rate for the Company was approximately $1.17 to €1.00 compared to $1.23 to €1.00 for the first quarter of 2015 and $1.36 to €1.00 for the second quarter of 2014.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q2 2015	Q1 2015	Q2 2014
Analog & MEMS (AMS)	273	255	264
Automotive (APG)	438	434	463
Industrial & Power Discrete (IPD)	448	430	475
Sense & Power and Automotive Products (SP&A)	1,159	1,119	1,202
Digital Product Group (DPG) (a)	207	207	260
Microcontroller, Memory & Secure MCU (MMS)	388	374	396
Other EPS	-	-	1
Embedded Processing Solutions (EPS)	595	581	657
Others	6	5	5
Total	1,760	1,705	1,864

(a) Effective January 1, 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups were combined under one single organization, called Digital Product Group (DPG). Prior periods have been restated accordingly.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q2 2015	Q1 2015	Q2 2014
Total OEM	67%	70%	69%
Distribution	33%	30%	31%

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(*)Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q2 2015 Net Revenues	Q2 2015 Operating Income (Loss)	Q1 2015 Net Revenues	Q1 2015 Operating Income (Loss)	Q2 2014 Net Revenues	Q2 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,159	76	1,119	72	1,202	125
Embedded Processing Solutions (EPS)	595	(42)	581	(64)	657	10
Others (a)	6	(22)	5	(27)	5	(37)
TOTAL	1,760	12	1,705	(19)	1,864	98

 (a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $21 million, $29 million, and $20 million of impairment, restructuring charges, and other related closure costs in the second and first quarters of 2015 and second quarter of 2014, respectively.

Sense & Power and Automotive Products (SP&A) second quarter net revenues increased 3.6% sequentially with all product groups contributing to the growth. SP&A’s sales growth was driven by MEMS and microfluidics in AMS, discrete and power transistor products for mobile and industrial markets in IPD and microcontrollers and infotainment in APG. On a year-over-year basis, SP&A revenue was lower by 3.6% as growth in AMS was offset by IPD, reflecting market conditions, and APG, reflecting currency effects. SP&A operating margin improved to 6.6% in the 2015 second quarter compared to 6.4% in the first quarter due to a higher level of revenues and favorable currency effects, net of hedging, partially offset by product mix and lower manufacturing efficiencies. On a year-over-year basis and excluding the Nano2017 catch-up in the 2014 second quarter, the SP&A operating margin decreased to 6.6% from 8.8%, principally due to lower revenues.

Embedded Processing Solutions (EPS) second quarter net revenues increased 2.4% on a sequential basis driven by general purpose microcontrollers in MMS and ASIC products in DPG. On a year-over-year basis, EPS net revenues decreased 9.3% mainly due to the decline in the former ST-Ericsson and set-top box legacy products and commodity camera modules. EPS segment operating margin improved to a negative 7.0% in the 2015 second quarter from negative 11.1% in the prior quarter driven by product mix, lower unused capacity charges and favorable currency effects, net of hedging. In comparison to the year-ago period, excluding the Nano2017 catch-up in the 2014 second quarter, EPS operating losses were reduced by $45 million to a loss of $42 million in the 2015 second quarter from a loss of $87 million due to lower DPG losses and margin expansion in MMS.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $223 million in the second quarter, compared to $149 million and $71 million in the prior and year-ago quarter, respectively. Net cash from operating activities for the 2015 first half was up sharply to $372 million, compared to $123 million in the prior year period.

Capital expenditure payments, net of proceeds from sales, were $161 million during the second quarter and for the first half of 2015 totaled $250 million.

Free cash flow was $53 million in the second quarter, compared to a positive $41 million in the prior quarter and negative $99 million in the year-ago quarter. For the 2015 first half free cash flow had a significant swing to a positive $94 milion, compared to a negative $150 million in the year-ago first half. *

Inventory increased by $49 million to $1.24 billion at quarter end. Inventory at 3.8 turns or 95 days was stable with the first quarter.

In the second quarter, the Company paid cash dividends totaling $93 million.

ST’s net financial position was $459 million at June 27, 2015 compared to $512 million at March 28, 2015.* ST’s financial resources equaled $2.24 billion and total debt was $1.78 billion at June 27, 2015. Total equity, including non-controlling interest, was $4.61 billion at quarter end.

First Half 2015 Results

Net revenues in the first half 2015 decreased 6.1% to $3.47 billion from $3.69 billion in the year-ago period.

Gross margin in the first half 2015 improved to 33.5% from 33.4% in the year-ago period despite lower revenues and higher unused capacity charges. Specifically, the 2015 first half gross margin benefited from favorable currency effects, net of hedging, product mix and manufacturing efficiencies.

First Half Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	First Half 2015 Net Revenues	First Half 2015 Operating Income (Loss)	First Half 2014 Net Revenues	First Half 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SPA)	2,278	148	2,392	227
Embedded Processing Solutions (EPS)	1,176	(106)	1,285	(73)
Others	11	(49)	12	(61)
TOTAL	3,465	(7)	3,689	93

Sense & Power and Automotive revenues for the 2015 first half totaled $2.28 billion, lower by 4.8% compared to the year-ago period due to reduced sales in all product groups. SP&A operating margin decreased to 6.5% in the first half 2015 from 8.8%, excluding the related Nano2017 catch-up in the 2014 first half, mainly reflecting a lower level of revenues and unfavorable product mix partially offset by favorable currency effects.

Embedded Processing Solutions revenues were $1.18 billion and reflected mixed results. MMS revenues increased 2.7% to $761 million, while DPG net revenues decreased significantly including ST-Ericsson and set-top box legacy products and commodity camera modules. EPS operating margin in the 2015 first half was negative 9.0% compared to negative 11.9%, excluding the related Nano2017 catch-up in the 2014 first half, mainly reflecting improved mix, favorable currency and lower net operating expenses.

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* Free cash flow and net financial position are non-US GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net income, as reported, was $12 million in the first half of 2015, or $0.01 per share, compared to a net income of $14 million, or $0.02 per share in the first half of 2014. On an adjusted basis, ST reported a non-U.S. GAAP net income per share of $0.07 excluding impairment, restructuring charges and one-time items in the first half of 2015, compared to a net income per share of $0.10 in the first half of 2014.*

The effective average exchange rate for the Company was approximately $1.20 to €1.00 for the first half of 2015, compared to $1.36 to €1.00 for the first half of 2014.

Third Quarter 2015 Business Outlook

Mr. Bozotti commented, “Based upon our visibility and mixed market conditions, including weaker demand in components for PC applications and the economic environment in China, in the third quarter we anticipate revenues to grow sequentially by about 2.5% at the midpoint.

“We remain committed to our priorities to accelerate revenue growth and improve operating margins, and we continue to explore options for our Digital Product Group.”

The Company expects third quarter 2015 revenues to increase about 2.5% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the third quarter is expected to be about 35%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2015 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 26, 2015.

Recent Corporate Developments

•	On May 27, ST announced that all of the resolutions were approved at the Company’s Annual General Meeting of Shareholders (AGM). The main resolutions approved by the shareholders, were:

•	The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 AGM, in replacement of Mr. Jean d’Arthuys whose mandate terminated as of the 2015 AGM;

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(*)Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 AGM; and

•
The appointment of Ernst & Young Accountants LLP as the Company’s external auditor for the 2016-2019 financial years, as required by the new Dutch law which currently imposes an eight-year audit firm rotation period.

•
On June 3, ST announced the publication of the Company’s 2014 Sustainability Report.  The Company’s eighteenth annual report contains comprehensive details of ST’s new sustainability strategy defined during 2014 and its performance while it illustrates how ST’s sustainability programs play a major role throughout the Company.

Q2 2015 – Product and Technology Highlights

Embedded Processing Solutions (EPS)

Microcontroller, Memory and Secure MCU (MMS)
•	Captured several design wins for the STM32 ultra-low-power families in mobile phone, fitness, healthcare and industrial markets;
•	Delivered STM32F7, the first-to-market microcontrollers featuring advanced ARM® Cortex®-M7 Core;
•	Began ramping EEPROM for a major smartphone OEM;
•	Earned a win for a secure MCU in a major ID project in Asia;
•	Landed wins for 2Mbit EEPROM in wafer-level chip-scale packages for server modules for a US-headquartered global leader;
•	Introduced STM32F469/479, which enables smartphone-like graphics for “smart objects;”
•	Won sockets for NFC/RFID transceiver IC and STM32F4 microcontroller in a new NFC/RFID UART Module from Shanghai Stollmann.

Digital Products (DPG)
•	Announced Canal+ market deployment of Technicolor’s innovative Hybrid Over-the-Top/HD broadcast set-top box based on Cannes SoC family;
•	Captured multiple design-wins for Time-of-Flight photonic sensor, at several leading Asian smart-phone manufacturers, with more than 10 phone models available;
•	Revealed that new Skyworth digital satellite HD zapper set-top-box was selected by a leading PayTV operator in Southeast Asia;
•	Received MoCA 2.0 certification for home-networking reference solution;
•	Demonstrated the industry-first wideband satellite demodulator enabling affordable broadband internet distribution via new-generation High-Throughput Satellite.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Ramped production of 6-axis ultra-low-power MEMS accelerometer and gyroscope for latest Samsung Galaxy smartphones;
•	Shipped 6-axis sensor for a top smart watch to a major manufacturer;
•	Began strong shipments of FingerTip and Pressure Sensor in the flagship model of a leading smartphone maker;
•	Ramped volume production of MEMS micro-mirror for a top global consumer and computer manufacturer;

•	Achieved first volume deliveries of BlueNRG very-low power Bluetooth Low Energy processor, in key fitness applications from leading brands;
•	Gained design-win for UV sensor in a wristband project from top global brand;
•	Started deliveries of a custom accelerometer to a leading US computer manufacturer;
•	Landed design win for Sound Terminal in wafer chip-scale packaging in a portable speaker from a leading manufacturer.

Automotive (APG)
•	Added three car makers and 9 car platforms to the design wins in active safety obtained with the Mobileye EyeQ3® for production starting this year;
•	Captured a design win with a global leader with a 32-bit microcontroller for a body-control module for a European car manufacturer;
•	Earned an award from a US manufacturer for a 32-bit microcontroller for a GPS module for a US-headquartered automotive manufacturer;
•	Awarded multiple design wins for Teseo II and Teseo III in China, other emerging markets, and in the mass market;
•	Gained a socket for Accordo2 fully integrated audio subsystem for a telematics box with a large Chinese customer;
•	Earned an award for the body-control modules from a large European tier one;
•	Secured a design award for the class D amplifier at a large European manufacturer for head units;
•	Landed wins for class D and digital AB amplifiers for sound systems with a global leader in automotive sound systems;
•	Won design awards for customer-owned tooling (COT) chip for an engine management system for the Chinese market with a large American Tier One.

Industrial and Power Discrete (IPD)
•	Won multiple designs for 16-channel LED driver for panel displays with an important Americas Region designer and manufacturer of digital (LED) displays for the out-of-home industry;
•	Awarded sockets for the gapDRIVE family on a new platform in a major Italian system manufacturer for a market-leading car maker;
•	Announced 1200V IGBTs that are the industry’s best low-frequency performers;
•	Maintained fast expansion of RF baluns within IoT applications using sub gigahertz or Bluetooth Low Energy connectivity standards;
•	Ramped production of AMOLED converters for latest smartphones of major Chinese smartphone makers;
•	Debuted smart, high-power-density motor driver for industrial automation;
•	Launched easy-to-configure STNRG controllers to simplify digital Power conversion;
•	Secured sockets for high-voltage MOSFETs in TV adapter applications from a leading manufacturer in Japan;
•	Gained several design wins for low-voltage MOSFETs in DC-DC telecom converter applications with multiple global manufacturers;
•	Earned several design-wins for antenna-tuning solution at multiple China & USA smartphone leaders;
•	Continued to gain traction and extend customer base with SiC rectifier diodes;
•	Ramped production of recently introduced high-performance ESD protection dedicated to USB power-charging interfaces in smartphones, tablets, hard disk drives, game consoles and IoT applications.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on March 3, 2015. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 23, 2015, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the second quarter of 2015.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until August 7, 2015.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

(tables attached)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 27,	June 28,
	2015	2014

Net sales	1,754	1,858
Other revenues	6	6
NET REVENUES	1,760	1,864
Cost of sales	(1,165)	(1,230)
GROSS PROFIT	595	634
Selling, general and administrative	(226)	(237)
Research and development	(373)	(389)
Other income and expenses, net	37	110
Impairment, restructuring charges and other related closure costs	(21)	(20)
Total Operating Expenses	(583)	(536)
OPERATING INCOME	12	98
Interest expense, net	(6)	(3)
Loss on equity-method investments	(1)	(52)
INCOME BEFORE INCOME TAXES	5	43
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	31	(7)
NET INCOME	36	36
Net loss (income) attributable to noncontrolling interest	(1)	2
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	35	38

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	0.04
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	0.04

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	880.2	895.4

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 27,	June 28,
	2015	2014

Net sales	3,447	3,658
Other revenues	18	31
NET REVENUES	3,465	3,689
Cost of sales	(2,305)	(2,456)
GROSS PROFIT	1,160	1,233
Selling, general and administrative	(448)	(465)
Research and development	(742)	(768)
Other income and expenses, net	73	125
Impairment, restructuring charges and other related closure costs	(50)	(32)
Total Operating Expenses	(1,167)	(1,140)
OPERATING INCOME (LOSS)	(7)	93
Interest expense, net	(11)	(4)
Income (loss) on equity-method investments	3	(60)
Gain on financial instruments, net	-	1
INCOME (LOSS) BEFORE INCOME TAXES	(15)	30
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	30	(16)
NET INCOME	15	14
Net loss (income) attributable to noncontrolling interest	(3)	-
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	12	14

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.01	0.02
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.01	0.02

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	879.6	894.9

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 27,	March 28,	December 31,
In millions of U.S. dollars	2015	2015	2014
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,887	1,949	2,017
Restricted cash	20	-	-
Marketable securities	334	338	334
Trade accounts receivable, net	983	971	911
Inventories	1,242	1,193	1,269
Deferred tax assets	83	96	97
Assets held for sale	33	34	33
Other current assets	469	408	390
Total current assets	5,051	4,989	5,051
Goodwill	78	76	82
Other intangible assets, net	179	184	193
Property, plant and equipment, net	2,518	2,468	2,647
Non-current deferred tax assets	452	385	386
Long-term investments	57	58	69
Other non-current assets	505	552	576
	3,789	3,723	3,953
Total assets	8,840	8,712	9,004

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	201	200	202
Trade accounts payable	785	706	597
Other payables and accrued liabilities	791	860	841
Dividends payable to stockholders	271	14	87
Accrued income tax	26	38	39
Total current liabilities	2,074	1,818	1,766
Long-term debt	1,581	1,575	1,599
Post-employment benefit obligations	376	367	392
Long-term deferred tax liabilities	10	10	10
Other long-term liabilities	187	181	182
	2,154	2,133	2,183
Total liabilities	4,228	3,951	3,949
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,949,920 shares issued, 878,465,288 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,760	2,749	2,741
Retained earnings	435	795	817
Accumulated other comprehensive income	486	332	613
Treasury stock	(289)	(334)	(334)
Total parent company stockholders’ equity	4,549	4,699	4,994
Noncontrolling interest	63	62	61
Total equity	4,612	4,761	5,055
Total liabilities and equity	8,840	8,712	9,004

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2015	Q1 2015	Q2 2014

Net Cash from operating activities	223	149	71
Net Cash used in investing activities	(190)	(108)	(219)
Net Cash used in financing activities	(94)	(102)	(92)
Net Cash decrease	(62)	(68)	(242)

Selected Cash Flow Data (in US$ millions)	Q2 2015	Q1 2015	Q2 2014

Depreciation & amortization	181	175	208
Net payment for Capital expenditures	(161)	(89)	(139)
Dividends paid to stockholders	(93)	(82)	(90)
Change in inventories, net	(32)	18	2

 (Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	595	12	35	0.04
Impairment & Restructuring		21	21
Estimated Income Tax Effect			(1)
Non-U.S GAAP	595	33	55	0.06

Q1 2015 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	566	(19)	(22)	(0.03)
Impairment & Restructuring		29	29
Estimated Income Tax Effect			(1)
Non-U.S GAAP	566	10	6	0.01

Q2 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	634	98	38	0.04
Impairment & Restructuring		20	20
Loss on equity-method investments (3Sun)			44
Estimated Income Tax Effect			-
Non-U.S GAAP	634	118	102	0.11

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	June 27, 2015	March 28, 2015	June 28, 2014
Cash and cash equivalents	1,887	1,949	1,502
Restricted cash	20	-	-
Marketable securities	334	338	-
Short-term deposits	-	-	51
Total financial resources	2,241	2,287	1,553
Short-term debt	(201)	(200)	(225)
Long-term debt	(1,581)	(1,575)	(905)
Total financial debt	(1,782)	(1,775)	(1,130)
Net financial position	459	512	423

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding proceeds from the sale of marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2015	Q1 2015	Q2 2014
Net cash from operating activities	223	149	71
Net cash used in investing activities	(190)	(108)	(219)
Investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	20	-	49
Free cash flow	53	41	(99)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 23, 2015	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services